UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Ceridian Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3311 East Old Shakopee Road
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55425
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                As previously disclosed, after errors were discovered in March and April 2005, Ceridian Corporation (the “Company”) restated its consolidated financial statements for the years 2000 through 2003 and for the first, second and third quarters of 2004 (the “Restatement”) to make the following adjustments:

•         record accelerated amortization of the CobraServ trademark

•         correct the accounting for certain leases

•         correct errors in the accounting for international acquisitions

•         correct other accounting errors related to the accrual of costs and expenses

•         reduce income tax reserves

•         correct balance sheet amounts for customer funds and employee benefits

                Following completion of the Restatement, the Company filed with the Securities and Exchange Commission (the “SEC”):  (i) its Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 Form 10-K”) on April 21, 2005; and (ii) amendments on Form 10-Q/A to its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004 (the “Amended 2004 Form 10-Qs”) on May 4, 2005.

                Due to the time necessary to complete the Restatement and to prepare and file the 2004 Form 10-K and the Amended 2004 Form 10-Qs with the SEC, the Company was not able to complete its consolidated financial statements for the first quarter of 2005 and meet the filing deadline of May 10, 2005 for the filing of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Douglas C. Neve	(952)	853-3322
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

                Although the Company has not yet completed its financial statements for the first quarter of 2005, the Company anticipates, based on preliminary data, that (1) consolidated revenue for the first quarter of 2005 will be approximately $357 million compared to $313.9 million in the first quarter of 2004; (2) revenue for the first quarter of 2005 in its Human Resource Solutions and its Comdata business will be approximately $265 million and $92 million, respectively, compared to $232.4 million and $81.5 million in the first quarter of 2004; (3) total costs and expenses for the first quarter of 2005 will be approximately $322 million compared to $287.1 million in the first quarter of 2004; and (4) net earnings in the first quarter of 2005 will be approximately $22 million, or $.15 per diluted share, compared to $17.3 million, or $.11 per diluted share, in the first quarter of 2004.  The financial data for the first quarter of 2005 are estimates based upon preliminary data and are subject to change as the Company completes its financial statements for the quarter.

                The Company issued a press release on May 11, 2005 that reported preliminary data for the first quarter of 2005, and a copy of the press release was attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2005.

                This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The statements regarding the Company contained in this report that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “ likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements.  Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in these forward-looking statements.  Important factors known to the Company that could cause such material differences are identified and discussed from time to time in the Company’s filings with the Securities and Exchange Commission, including matters arising from the SEC investigation, the change in SVS revenue recognition policy, the change in accounting for leases, derivative securities and other items, the investigation conducted by the Audit Committee, the pending shareholder litigation, the failure to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, volatility associated with Comdata’s fuel price derivative contracts and those factors which are discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, which factors are also incorporated herein by reference.

                The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any future disclosure the Company makes in future reports to the SEC.

Ceridian Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2005	By	/s/ Douglas C. Neve
		Name:	Douglas C. Neve
		Title:	Executive Vice President and Chief Financial Officer
(Principal Accounting and Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).